787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

VIA EDGAR

August 8, 2014

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Legg Mason Partners Variable Equity Trust (the “Trust”)

Registration Statement on Form N-14

Ladies and Gentlemen:

On behalf of the Trust, and pursuant to Rule 488 under the Securities Act of 1933, as amended, we are transmitting for filing with the Securities and Exchange Commission the Registration Statement on Form N-14 (the “Registration Statement”) relating to the proposed reorganization of ClearBridge Variable All Cap Value Portfolio (the “Target Fund”), a series of the Trust, with and into ClearBridge Variable Large Cap Value Portfolio (the “Acquiring Fund”), also a series of the Trust (the “Reorganization”). Please note that the Registration Statement contains an Information Statement/Prospectus because the Reorganization does not require shareholder approval.

Pursuant to Rule 488, the Registration Statement designates an effective date of September 7, 2014.

Any questions or comments on the Registration Statement should be directed to the undersigned at (212) 728-8558.

Very truly yours,

/s/ Dianne E. O’Donnell
Dianne E. O’Donnell

Enclosures

cc:	Harris C. Goldblat, Esq., Legg Mason & Co., Inc.

Rosemary D. Emmens, Esq., Legg Mason & Co., Inc.

Benjamin J. Haskin, Esq., Willkie Farr & Gallagher LLP

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